UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

D.E MASTER BLENDERS 1753 N.V.

(Name of Subject Company)

D.E MASTER BLENDERS 1753 N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, nominal value €0.12 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Robin Jansen

Oosterdoksstraat 80

1011 DK Amsterdam

The Netherlands

+31 20 558 1014

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

A. Peter Harwich	Onno van Klinken
Allen & Overy LLP	General Counsel & Secretary
1221 Avenue of the Americas	Oosterdoksstraat 80
New York, New York 10020	1011 DK Amsterdam
+1 (212) 610-6300	The Netherlands
+31 20-558-1753

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 contains the following documents relating to the proposed acquisition of D.E Master Blenders 1753 N.V by Oak Leaf B.V.:

1.	Transcript of interview with Jan Bennink, Chairman and Interim CEO of D.E Master Blenders 1753 N.V.

2.	Transcript of interview with Bart Becht, Chairman of Joh. A. Benckiser

3.	Transcript of conference call for analysts and investors regarding intended offer dated April 12, 2013

4.	E-mail dated April 12, 2013, sent to all employees of D.E Master Blenders 1753 N.V.

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Joh. A. Benckiser’s offer for D.E Master Blenders 1753

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities, including shares in D.E MASTER BLENDERS 1753. The public offer for the outstanding ordinary shares of D.E MASTER BLENDERS 1753 described in this announcement (the “Offer”) has not commenced. At the time the Offer is commenced, the offeror will file a Schedule TO Tender Offer Statement with the U.S. Securities and Exchange Commission (the “SEC”), and D.E MASTER BLENDERS 1753 will file a Schedule 14D-9 Solicitation/Recommendation Statement with respect to the Offer. The Tender Offer Statement (including an offer memorandum (containing information required by the securities regulator in the Netherlands as well as the SEC), a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and other documents filed by the offeror or filed or furnished by D.E MASTER BLENDERS 1753 with the SEC will be available at no charge on the SEC’s website at www.sec.gov.

Interview with Jan Bennink, Chairman and Interim CEO, D.E Master Blenders 1753

Joh. A. Benckiser’s offer for DEMB 1753

Q:	What is it that D.E Master Blenders has announced today?

A:	What we announced today is that the Board of DE Master Blenders recommends a bid from JAB, which is Joh. A. Benckiser of €12.50 per share for the total company. An offer in total cash, which represents a premium of about 30 percent over the closing price on March 27, and a premium of 36 per cent over the weighted average over the last three months.

Q:	Why have you accepted today’s formal offer? And why does this acquisition make sense to DEMB?

A:	Why did we agree? I think if you look at it, there’s basically two parts in the deal which are very important. Clearly, the price is a very good price, as I said before; it’s 30 percent over the closing price of March 27. It is a 36 percent over the weighted average, so I think looking at it from a shareholder point of view; I think the Board has decided that this is a financially very attractive offer for our shareholders.

The second and also very important part, because next to shareholders we have our stakeholders, our employees – JAB wants to use this as a platform for further growth. They like our strategy, they want to make this Company the second biggest company in terms of coffee and tea; we like that. That means automatically that in terms of employment and in terms of investments they will make, it’s exactly what we would do. They’ve officially even agreed to let the headquarters remain in Amsterdam, that the R&D centre which we have set up here that is very, very valuable for the future, will remain in Holland.

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And thirdly that the factories remain in Holland as a result of the fact of that we’re continuing to grow will be remaining and there will be no changes to that. So it’s both from a financial point of view, as well as from an employee and stakeholder point of view, we looked at it very carefully as a Board, and I think it is an offer, as we say we think is in the good interests of everybody.

Q:	The price of the formal bid is actually lower than the indicative bid. Why’s that? Do you feel that you’ve extracted full and fair value from the process?

A:	I think there is a very high value offered for this Company. Yes, it is slightly lower than €12.75 the €12.50. We were in the midst of due diligence. And, as you know, in any due diligence there’s a couple of positives, there’s a couple of negatives, and in the end we came to an agreement that €12.50 is a correct price.

Q:	When did JAB approach you with its intention to make a bid?

A:	That was somewhere in the beginning of March, so I think we’ve been now in discussion, this is a first time approach and then you get the due diligence phase, so it is four or five weeks since.

Q:	And have there been any other expressions of interest from other parties? Where there any other strategic options?

A:	Strategic options, I think, of course there’s a clear strategic option of continue by yourself. I think that is something the Board looks at very carefully, because what can we do by ourselves and why does this make sense. Any other parties who have been interested – I think the deal has been public now for about two weeks, a bit more than two weeks – and as a result of that we haven’t received any particular offers or signs of interest. And I think that is a clear indication that this is a very good price and a very good deal for our shareholders and stakeholders.

The ongoing business

Q:	Do you anticipate any material changes to the ongoing strategy?

A:	I don’t think so. Of course the real person to ask is JAB, but all the discussions we’ve had, their intention is completely to keep this Company as it is, to use this as a platform for further growth and to make it the number two worldwide coffee and tea company. So their intentions are basically exactly the same as we do. Will there be some slight changes? I think it’s logical that any owner or any person, even the CEO has some small changes. So small changes there will be, I think on the overall strategy we’re completely aligned, and that’s also one of the reasons why the Board fully recommends this deal.

Q:	But in the short-term, what impact do you think there’ll be to the ongoing business?

A:	I don’t think, honestly speaking, very, very little. Now I’m currently talking to many, many shareholders. The future is that we’ll have a couple of shareholders who will be on the Board, so I think in a way it makes your life simpler and easier, especially in this particular period, because you have less people to talk to. For the business itself, I don’t think it will make big differences or big changes. For the people working in here, I think we’ll continue to work on our innovations, we’ll continue to work on improving profitability and we’ll continue to improve to get cash out of the system, which we’ve been doing over the last year and half very effectively. And I think we’ll just continue to do that, and perhaps, in some cases even accelerate part of the elements.

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Q:	Will there be any job losses?

A:	No, I don’t – since there’s no synergies – this is a company being bought, there’s no synergies, there’s nothing. JAB have I don’t know how many people, is it 10, is it 12, very, very little amount of people. So, no I don’t think there will be any job losses. It will be business as usual. Is there a slight change because you go from a public to a private company? There’s a couple of positions, and that’s unfortunate a couple of positions will, of course, will not be necessary any more, but that’s – you’re talking a small amount of people who will be affected, and for the rest, it is completely business as usual.

Q:	So, what’s the timetable from here? And when do you intend to de-list from the Amsterdam stock exchange?

A:	The announcement is today so then you go through the whole process, which is a legal process, I mean the process of tendering the offer, give or take, I think by the end of the summer, is it July, is it August, I think somewhere there, we will have a closure. That doesn’t mean that you’re automatically off the stock exchange, after the closure you’ll probably be on the stock exchange for another month, two months, but the closing of the deal, probably by the end of the summer.

Q:	But you’ve decided to leave. Why is that? And will you stick around to manage the transition?

A:	We’ve always intended to have a new CEO; I’ve been very clear about that. We’re in the process of looking for a CEO, and we said by the summer I’d probably have a CEO and then I would flank the CEO and then become the chairman. No, a new CEO will come, we’re in the process, it’s happening, but logically, being a chairman you now have somebody else running, who is a shareholder, and I think Bart Becht in this particular respect, being the Chairman of JAB, he will be the chairman. So I think you can’t have two captains on a ship. I think it is unrealistic and I think I’ve had very good discussions with him and I think it’s both for the Company as well as for the Board, you need to move and you can’t have conflicts, it’s like it has to be very simple and very straightforward. So that is meaning that I will – at the moment of the closure, I will leave.

On your second part of the question, what about the transition? I think it’s business as usual, nothing is changing, because the Company is ours. This is still a publicly traded Company, it’s not theirs yet. It’s only officially theirs at the moment of the closing, which will be the end of the summer.

[End]

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Joh. A. Benckiser’s offer for D.E Master Blenders 1753

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities, including shares in D.E MASTER BLENDERS 1753. The public offer for the outstanding ordinary shares of D.E MASTER BLENDERS 1753 described in this announcement (the “Offer”) has not commenced. At the time the Offer is commenced, the offeror will file a Schedule TO Tender Offer Statement with the U.S. Securities and Exchange Commission (the “SEC”), and D.E MASTER BLENDERS 1753 will file a Schedule 14D-9 Solicitation/Recommendation Statement with respect to the Offer. The Tender Offer Statement (including an offer memorandum (containing information required by the securities regulator in the Netherlands as well as the SEC), a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and other documents filed by the offeror or filed or furnished by D.E MASTER BLENDERS 1753 with the SEC will be available at no charge on the SEC’s website at www.sec.gov.

Interview with Bart Becht, Chairman, Joh, A. Benckiser

Q:	Can you outline what your intentions are for the DEMB business?

A:	Yes, certainly I can. Let me just first give you a bit of background about JAB. JAB is a company that invests in the consumer goods sector and brands and categories which have long-term very strong growth potential. And when I say long-term, we’re very much focused on a 10 to 20 year horizon. So we’re not really short-term investors.

For us DEMB represents a fantastic opportunity for short, medium and long-term growth and also a fantastic acquisition platform in the coffee and tea categories, so this is the key reason why we want to buy DEMB.

Q:	And why didn’t you buy DEMB at the time of the de-merger from Sara Lee?

A:	Because at that point in time we had not decided if we wanted to buy the total company. We thought it was a very good financial investment, because the company was being moved from the United States to the Netherlands, there was flow-back. We believed we could pick up the shares at a very interesting price and have a good return. Our decision to go for the total came much, much later, and really came subsequent to a strategic review, which we did at the beginning of this year.

Q:	Now, your own personal track record for deal making speaks for itself. But we live in difficult economic times. So does this acquisition carry any risks in your view?

A:	Any business carries risks, but in this particular case I believe we have a lot more opportunities than risks. DEMB has a very strong management team, it has fantastic brands and it has enormous expertise and potential in the coffee and tea categories. So, on balance, we believe there are a lot more opportunities for growth in this company than there are risks.

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Q:	Can you tell me a little bit more about the growth here? What’s the strategy going to be?

A:	We’re very happy with the strategy that management is pursuing at the moment, which is a strategy of investing in its key brands, behind upgrading the product quality and doing new innovations; exciting innovations like Sarista which is a very good innovation. So, we’re very much in line with management in terms of what they want to pursue for the business.

Q:	Will there be any changes to the organisational structure?

A:	As you know JAB is an active shareholder, but as a matter of policy and practice does not get involved in running the day to day operations in its companies. So we’re very much looking for the existing organisation, the existing management team and the employees to continue to do the good work that they’ve been doing for the last 12 to 18 months. So we will be very much working with them, not just for a smooth transition, but hopefully for having the company run in the best possible way down the road. As part of that discussion we’ve also made the commitment to keep the facilities in the Netherlands, both the headquarters, the R&D facilities, as well as the plants.

Q:	And what about the search for a new CEO, what are you plans from here?

A:	As you know, the company has a CEO search underway. So we will be talking to Jan Bennink, Chairman and Interim CEO of the company to discuss basically the outcome of that process, and I’m sure in due course there will be a CEO announced.

Q:	Now might you float the newly combined entity sometime down the road?

A:	That’s always a possibility; you have to understand as JAB we are very much interested in companies with good growth opportunities which provide a very good return over the very, very long run. And our time horizon is more like 10 to 20 years. We’re not a private equity; we’re not a three to five year time horizon investor. We look at things over the very, very long run. So if this were to be floated it would be very much down the road. It wouldn’t be in the near-term.

Q:	But, more immediately, what are the next steps from here?

A:	The next steps from here, as you know between signing of the proposal and the actual closing of the deal, we can’t really do much, which is a pity. Because what’s really interesting is to meet the management, is to look at the business and the brands and to see basically how you’re going to make this business successful. So, for now, it’s business as usual. We’ll continue basically along the strategy that the management team has outlined. And in due course, once we get close to the closing, I’m sure we’ll be a bit more involved.

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TRANSCRIPT CONFERENCE CALL DEMB INTENDED OFFER JAB

12 APRIL, 2013

Operator: Ladies and gentlemen, good morning and welcome to the call for analysts and investors of D.E Master Blenders 1753, which is hosted by: Jan Bennink, Interim CEO; Michel Cup, CFO; and Robin Jansen, Head of Investor Relations. Before I give the floor to Mr Bennink, I would like to read a disclaimer, so that every participant is aware of the content.

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities, including shares in D.E MASTER BLENDERS 1753. The public offer for the outstanding ordinary shares of D.E MASTER BLENDERS 1753 as described in the announcement that was released today, April 11 2013, has not commenced. At the time the Offer is commenced, the offeror will file a Schedule TO Tender Offer Statement with the U.S. Securities and Exchange Commission (the “SEC”), and D.E MASTER BLENDERS 1753 will file a Schedule 14D-9 Solicitation/Recommendation Statement with respect to the Offer. The Tender Offer Statement (including an offer memorandum (containing information required by the securities regulator in the Netherlands as well as the SEC), a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the intended Offer. Those materials and other documents filed by the offeror or filed or furnished by D.E MASTER BLENDERS 1753 with the SEC will be available at no charge on the SEC’s website at www.sec.gov.

At this time, I would like to turn the call over to Mr Bennink. Please go ahead, sir.

Jan Bennink – Interim CEO D.E MASTER BLENDERS 1753: Good morning, and welcome to everyone on the call and those following this event on the internet. Thank you for joining us today. I am joined by: Michel Cup, our CFO; and Robin Jansen, Investor Relations.

We are here to announce the recommended cash offer for DEMB by the Joh. A. Benckiser-led investor group. DEMB’s board has carefully reviewed JAB’s offer and, based on this evaluation, the offer has received the full support and unanimous recommendation of the board. We are convinced that the new ownership structure creates significant value for our shareholders, while preserving the best interests of all our other stakeholders.

Under the terms of the agreement, DEMB’s shareholders will receive €12.50 in cash per share, which represents a 30% premium over DEMB’s closing price on March 27th, and a 36% premium over DEMB’s volume-weighted average share price over the last three months, up to and including March 27th, of €9.18. It also represents a multiple of around 16 times this company’s expected EBITDA, based on analyst consensus.

As a board, we agree that the new ownership structure will support the successful execution of our growth strategy that will create one of the world’s leading coffee and tea companies. It will also provide additional opportunities to expand the product portfolio, strengthen competitive positions and create new opportunities for the people of DEMB. Last but not least, the intended transaction does not pose any significant deal hurdles, as there are no integration issues. In other words, there is a high level of deal certainty.

Although DEMB’s ownership structure will change, our leading and iconic brands, products and market positions will remain. Acknowledging the strength and importance of the Dutch home market, JAB has pledged to maintain and further invest in the centralised R&D centre and the two factories that are located in the Netherlands. JAB has also confirmed that DEMB’s head office will remain in Amsterdam.

The next steps in this process involve, among others, the formal bit by the JAB-led investor group, including the publication of the offer memorandum, consultation on DEMB’s workers’ council, obtaining the customary regulatory approvals, as well as an extraordinary general meeting for shareholders, which is expected to take place in the first half of July, when this intended transaction will be discussed with our existing shareholders. We anticipate that the intended offer will close some time in the second half of July 2013.

About two years ago, we set out create a pure-play coffee and tea company, spinning off from Sara Lee with an ambitious strategy for growth. Today’s announcement is yet another milestone in the 260-year history of MASTER BLENDERS. It confirms the value of what has been achieved thus far and the high potential of the platform we have built for the future. The intended offer is testimony to the strength of DEMB’s brands, their leading market positions, and the promising strategy and innovation pipeline the company has developed. Of course, importantly, it is a great complement to all the employees who have contributed to the company’s success. With that, I would like to open the floor for Q&A.

Questions & Answers

Celine Pannuti – J.P Morgan: Jan, you talk about the high certainty of the deal going well. Can you please help us by giving us what reassurance you have got about the financing from the different parties?

The second point is that the deal offer is subject to 95% of the shareholders tendering their shares. That seems quite high, so I was wondering what was behind that number and why you think there is certainty, given the high number required for the deal to go through.

Michel Cup – CFO D.E MASTER BLENDERS 1753: On both sides of the financing, part is equity and part is debt. You can find the details of that in the press release. Approximately €4.9 billion of equity will be contributed. We have very strong confirmed commitment letters from the equity providers, fully secured. With respect to the financing, the remaining €3 billion, is fully underwritten by loan documents, that have been signed. From that perspective, we feel very comfortable that we have full certainty of funds.

The 95% threshold is in line with what we have seen in certain other transactions. As such, given the price of the offer, we feel comfortable that we can achieve that. As such, we reached agreement for that 95%.

Julian Micklethwait – Kepler Capital Markets: You said that you are expecting the closing of the deal around the second half of July. Could you take us through the process by which you are able to close that early? Does that imply that you are filing with the market authority within the next couple of weeks?

Jan Bennink – Interim CEO D.E MASTER BLENDERS 1753: Yes, it will be at the end of July/beginning of August. That probably allows for one- or two-week excess. Within the next four weeks, I suppose, we will be filing our documents. That will start in four weeks, and then we will go through the normal process of tenders and all the other legalese that has to happen.

Julian Micklethwait – Kepler Capital Markets : Just one other question if I could please. Are the competition authorities predominantly in Europe and in Brazil as well?

Jan Bennink – Interim CEO D.E MASTER BLENDERS 1753: There will be some, but we do not expect many issues from Brazil, which will be part of that.

Marco Gulpers – ING: What is your expectation with respect to whether D.E Master Blenders will continuing to be run separately, aside from Caribou and Peet’s? Question number one.

Question number two is, what about the notes in the US? How will that continue or will that be redeemed?

Jan Bennink – Interim CEO D.E MASTER BLENDERS 1753: I am speaking for JAB, and basically repeating what Bart said on the media call: there is no intention whatsoever to integrate the two entities. What he said publicly is that there will be a retail entity, because the business in the US is very different. There is the retail business, and then there is the fast-moving part of the business. This will be used as a platform for the fast-moving consumer goods part of the business, and Caribou and Peet’s will be completely separate. There is no intention – and I am repeating his words – no intention to integrate the two.

Michel Cup – CFO D.E MASTER BLENDERS 1753: The notes, The US private placement notes of $650 million will be repaid at closing. We have already signed irrevocable commitments from all the holders of US private placements.

Fernand de Boer – Petercam : You are saying in the press release that you can now do a number of things. What makes it different for you to be listed? What can you do now that you could not have done as a listed company?

Jan Bennink – Interim CEO D.E MASTER BLENDERS 1753: There are positives and negatives from being listed and unlisted. We are completely even to whether it is public or private. There are things that you can and cannot do. What you specifically can do in the private environment that you could not in the public, the only element I can think of is that your growth would potentially be somewhat lower at the beginning, until you put your house in order, before you can continue to grow. We are talking about minimal differences. I actually like to operate in the public environment. There are some longer-term issues, but as investors also, this is not always negatively seen. It is 50/50.

Jan Bennink – Interim CEO D.E MASTER BLENDERS 1753: There are no more questions. This is relatively easy, as a result of having had the press release before, so things are mostly in the open. If there are no more questions I would like to thank everybody for their attendance. I will talk to you soon. Thank you very much.

—

End of call

Update on negotiations between D.E MASTER BLENDERS 1753 and Joh. A. Benckiser

D.E Master Blenders 1753 Communications

Sent: Friday, 12 April 2013 8:31 AM

To: D.E Master Blenders 1753 Communications

This message is being sent to all employees

Colleagues,

This morning, we announced a conditional agreement with Joh. A. Benckiser (JAB) for a full public offer for all shares in D.E MASTER BLENDERS 1753.

This agreement is a significant development for our Company and our shareholders, and we encourage you to view a special video message on the intranet from our Interim CEO Jan Bennink and JAB’s Bart Becht.

For more information you can also visit the D.E MASTER BLENDERS 1753 website. Here you will find a video message for our external stakeholders in addition to the official Press Release.

Your local management will be able to answer any questions you may have about this development.

Please also contact Corporate Communications at Communications@DEMB.com with any further questions.

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities, including shares in D.E MASTER BLENDERS 1753. The public offer for the outstanding ordinary shares of D.E MASTER BLENDERS 1753 described in today’ s announcement (the “Offer”) has not commenced. At the time the Offer is commenced, the offeror will file a Schedule TO Tender Offer Statement with the U.S. Securities and Exchange Commission (the “SEC”), and D.E MASTER BLENDERS 1753 will file a Schedule 14D-9 Solicitation/Recommendation Statement with respect to the Offer. The Tender Offer Statement (including an offer memorandum (containing information required by the securities regulator in the Netherlands as well as the SEC), a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and other documents filed by the offeror or filed or furnished by D.E MASTER BLENDERS 1753 with the SEC will be available at no charge on the SEC’s website at www.sec.gov.